September 22, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Ameen Hamady
Kristina Marrone
Kibum Park
Pam Long

Re:	Ming Shing Group Holdings Ltd Registration statement on Form F-1 Filed June 23, 2023 File No. 333-272861

Ladies and Gentlemen:

We hereby submit the response of Ming Shing Group Holdings Ltd (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated July 6, 2023, providing the Staff’s comments with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-1

Use of Proceeds, page 46

1.	Please disclose the dollar amount of net proceeds of the offering, and the dollar amount of net proceeds you will allocate to each of the purposes listed in this section. In addition, please clarify the significance of the information provided in each of the footnotes to the table. Finally, if you have already repaid indebtedness included in the table, it is unclear why you present this information in the use of proceeds section, as it appears that you would not need to use proceeds of the offering to repay these amounts.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on the cover page and on page 46 of amendment no. 1 to the Form F-1 to clarify that we will receive net proceeds of approximately $11,955,168 from the Offering, with 36% of the net proceeds being used for expanding our workforce, 20% being used for repaying our bank borrowings and finance leases (details of which are reflected in the table on page 46), 2% being used for acquiring additional equipment, 2% being used for procuring an enterprise resources planning system, and the remaining 40% being used for general working capital purposes. We have also elaborated on the explanations in the footnotes to the table, clarifying the significance of the information, and have amended the table to only retain unpaid indebtedness in the table in response to the Staff’s comment.

U.S. Securities and Exchange Commission September 22, 2023 Page 2

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The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned by email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	Chi Ming Lam, Chief Executive Officer Ming Shing Group Holdings Ltd